SO
3/3/03

03002345

UF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 8 2003
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Worthmark Financial Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston 651-665-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

4200 Wells Fargo Center, (Address) Minneapolis, (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worthmark Financial Services, LLC, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHRISTA SULLIVAN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN 31, 2000

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
Worthmark Financial Services, LLC:

We have audited the accompanying statement of financial condition of Worthmark Financial Services, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worthmark Financial Services, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2003

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	22,413
Investment in Advantus Money Market Fund, Inc., at market value, which equals cost		1,543,671
Commissions receivable		86,071
Software and equipment, net of accumulated amortization and depreciation of $23,248		95,124
	$	1,747,279

Liabilities and Members' Equity

Liabilities:

Due to Minnesota Life	$	229,084
Due to Securian Financial Services, Inc.		108,567
Salaries payable		7,128
Accounts payable		48,599
		393,378

Members' Equity:

Members' cumulative contributions		6,500,000
Cumulative losses		(5,146,099)
		1,353,901
	$	1,747,279

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Operations
For the year ended December 31, 2002

Revenues		
Commission income	$	263,611
Investment advisor service fees		19,833
Investment advisor other fees		109,800
Securian broker dealer income		35,579
Interest income		15,478
		444,301
Expenses		
Salaries		1,147,819
Indirect expenses paid to affiliates		449,144
General and administrative		464,366
Marketing		58,780
Travel		38,190
		2,158,299
Net loss	$	(1,713,998)

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2002

		Securian		Outside Owners
Balance at December 31, 2001	$	1,067,899	$	0
Capital contributions		2,000,000		0
Net loss		(1,713,998)		0
Balance at December 31, 2002	$	1,353,901	$	0

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(1,713,998)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation		23,248
Software capitalized		(41,525)
Change in operating assets and liabilities:		
Increase in commissions receivable		(32,279)
Decrease in salaries payable		(12,254)
Decrease in accounts payable		(14,192)
Increase in due to Minnesota Life		100,633
Increase in due to Securian Financial Services, Inc.		45,450
Net cash used in operating activities		(1,644,917)
Cash flows from financing activities:		
Capital contributions		2,000,000
Increase in cash and cash equivalents		355,083
Cash and cash equivalents at beginning of year		1,211,001
Cash and cash equivalents at end of year	$	1,566,084

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2002

(1) Nature of Business

Worthmark Financial Services, LLC (the Company) was formed as a limited liability company on July 1, 1999. The Company is a joint venture between Securian Financial Services, Inc., a majority unit holder, and certain outside parties. Securian Financial Services, Inc. owns 100 class A units, which represent 51% of the voting rights in the Company, and 2 outside owners own 100 class B units, which represent 49% of the voting rights.

The Company was formed for the purpose of forming alliances with CPA firms for sales of mutual fund shares and certain annuity and life products of Minnesota Life Insurance Company (Minnesota Life). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2002, the Company had unamortized cost of $94,354. The Company's amortized software expense was $22,828 for the year ended December 31, 2002.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in Advantus Money Market Fund, Inc.

(3) Related Party Transactions

The Company pays Minnesota Life for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. For the year ended December 31, 2002, Minnesota

(3) Related Party Transactions - Continued

Life allocated expenses of $434,753 to the Company. At December 31, 2002, $229,084 was payable to Minnesota Life.

The Company pays Securian Financial Services, Inc. for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Securian Financial Services, Inc. incurs on behalf of the Company. For the year ended December 31, 2002, Securian Financial Services, Inc. allocated expenses of $14,391 to the Company. At December 31, 2002, $108,567 was payable to Securian Financial Services, Inc.

The Company invests in a money market mutual fund advised by Advantus Capital Management, Inc. (a sister company of Securian Financial Services, Inc.).

(4) Allocation of Profits and Losses

Securian Financial Services, Inc. has invested capital in the Company representing initial funding of the Company's operations. Under the Company's limited liability company agreement, the Company's losses of $5,146,099 are allocated to Securian Financial Services, Inc. and the Company's profits, when available, will be allocated to Securian Financial Services, Inc. until these losses are recovered before being split 5% to Securian Financial Services, Inc., and 95% to certain outside owners.

(5) Issuance of Class C Units

At December 31, 2002, the Company has reserved 510,000 of its authorized but unissued class C non-voting units for possible issuance to affiliated financial planning firm associates and employees at management's discretion.

(6) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share. During 2002, all of the Company's losses were passed through to Securian Financial Services, Inc.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $1,141,833 and $26,225, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .34 to 1 at December 31, 2002.

(8) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Contingencies

The Company is a defendant in various litigation generally incidental to its business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussion with counsel, that any ultimate liability, except as otherwise disclosed, will not materially affect the financial position or results of operations of the Company.

Schedule 1

WORTHMARK FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2002

Member's Equity	$	1,353,901
Deduction: Non-allowable assets		
Software and equipment, net of amortization and depreciation		(95,124)
Fees receivable		(86,071)
Net capital before haircuts on securities		1,172,706
Haircuts on securities:		
Advantus Money Market Fund, Inc.		30,873
Net capital	$	1,141,833
Total aggregate indebtedness	$	393,378
Net capital	$	1,141,833
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $393,378)		26,225
Net capital in excess of requirements	$	1,115,608
Ratio of aggregate indebtedness to net capital		.34 to 1

There were no differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended on January 28, 2002) and the above computations.

See accompanying independent auditors' report

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Worthmark Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Worthmark Financial Services, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003